Mail Stop 6010

								September 6, 2005


Michael Sorell
President and CEO
Neurologix, Inc.
One Bridge Plaza
Fort Lee, NJ 07024

	Re:	Neurologix, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Supplemental Letter Submitted August 25, 2005
		File No. 0-13347

Dear Mr. Sorell:

	We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

Signatures

1. We note your response to comment 4, and we reissue the comment.

* Your response states the caption accompanying Mr. Hoffman`s signature in the Form 10-KSB included his title of "Principal Accounting Officer." However, although it includes the title of "Principal Financial Officer," it does not appear to include the title of "Principal Accounting Officer." The draft amendment you submitted does not include this title either. Please include this title in the amendment you file. In doing so, you should not delete the "Principal
Financial Officer" title, as the principal financial officer is also required to sign the document.
* We note the draft Form 10-KSB/A includes only Item 13. Please file the Form 10-KSB amendment in its entirety so it is clear that the principal accounting officer is taking liability for the whole document.

*	*	*

	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Stephen M. Banker, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Four Times Square
	New York, New York 10036
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Michael Sorell
Neurologix, Inc.
September 6, 2005
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